August 14, 2006

Pegasus Communications Corporation

225 City Line Avenue, Suite 200

Bala Cynwyd, PA 19004

Attention: Special Committee of Board of Directors

We understand that Pegasus Communications Corporation (“Pegasus” or the “Company”) intends to effect a reverse stock split (the “Proposed Transaction”) whereby a) one new share of Class A common stock will be exchanged for each currently outstanding 100 shares of Class A common stock, b) one new share of Class B common stock for each currently outstanding 100 shares of Class B common stock of the Company, and c) cash will be exchanged for any fractional interests in shares resulting from the reverse stock split. The purpose of the Proposed Transaction is to reduce the number of shareholders of the Company to less than 300 so that Pegasus can terminate the registration of its shares under the Securities Exchange Act of 1934.

You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the Proposed Transaction to the current holders of less than 100 shares of Class A common stock who will receive cash in lieu of fractional shares. We were retained in June 2006 by the Special Committee of the Board of Directors of Pegasus (the “Committee”) to advise the Committee as to the pre-split per share price payable (the “Purchase Price”) in the involuntary redemption of fractional shares in the Proposed Transaction and to render a fairness opinion in connection with the Proposed Transaction.

In arriving at this opinion we have reviewed the following information and conducted the following activities, among other things:

(i)

We reviewed business and financial information In the Company’s Form 10K for the year ended December 31, 2005, in its Form 10-QSB for the period ended March 31, 2006 and in its Form 10-QSB for the period ended June 30, 2006;

(ii)	We reviewed certain presentations relating to the Xanadoo wireless high-speed Internet business prepared by the Company’s management;
(iii)	We met with Pegasus management to discuss the Company’s business strategy, financial performance and prospects, as well as the Proposed Transaction and its mechanics;

MidMarket Capital Advisors, LLC 1629 Locust Street, Suite 400, Philadelphia, PA 19103, 215-875-8201, 215-875-8186 fax

MidMarket Capital Advisors, LLC

Special Committee of Board of Directors

Pegasus Communications Corporation

August 14, 2006

(iv)	We reviewed the forward looking financial information in the Consolidated Operating Summary prepared by the Company’s management;
(v)	We reviewed the January 31, 2006 independent valuations of the Company’s 700 MHz licenses and its Personalized Media licenses;
(vi)	We reviewed the stock price and trading history of the Company’s Class A Common Stock and Series C Preferred Stock;
(vii)	We compared the financial performance of the Company with that of certain other publicly traded companies comparable with the Company;
(viii)	We reviewed the Company’s analysis of potential reporting cost savings resulting from the Proposed Transaction;
(ix)

We reviewed the Pegasus List of Shareholders prepared as of June 19, 2006 by American Stock Transfer & Trust Company for the Company’s New and Old Common Stock, the List of Stockholders as of February 16, 2006 prepared by the Company and The Depository Trust Company’s One-Time Position Report as of March 14, 2006; and

(x)	We made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us by management of the Company) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such evaluation or appraisal, except as indicated above. With respect to the Consolidated Operating Summary (and the assumptions and bases therefor) for the Company that we have reviewed, we have assumed that such information has been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments as to the future financial condition and performance of the Company. In addition, we have assumed that the historical financial statements of the Company reviewed by us have been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied.

MidMarket Capital Advisors, LLC

Special Committee of Board of Directors

Pegasus Communications Corporation

August 14, 2006

In arriving at our opinion, we did not attribute any particular weight to any analysis or factor considered, but rather made qualitative judgments as to the significance and relevance of each analysis or factor. Accordingly, we believe that our analysis must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors, could create an incomplete view of the processes underlying our opinion.

This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. We disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view of the Purchase Price to be paid the holders of fractional interests in the shares as a result of the Proposed Transaction.

Based upon and subject to the foregoing considerations, we hereby confirm our oral opinion, which was provided to the Committee on August 8, 2006, that it is fair, from a financial point of view, to the holders of Pegasus Class A common stock, to receive cash for any fractional interests in the shares resulting from the Proposed Transaction at the Purchase Price of $3.25 per share on a pre-split basis.

Very truly yours,
MIDMARKET CAPITAL ADVISORS, LLC